Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

April 28, 2011

VIA EDGAR ONLY

Ajay Koduri, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:           DNA Brands, Inc.
 Amendment No. 3 to Form S-1;
 SEC File No. 333-171177

Dear Mr. Koduri:

Filed electronically on behalf of the above referenced registrant (the “Registrant” or “Company”) is Amendment No. 3 to the Form S-1 (the “Amendment”) submitted in response to the staff’s written comments of April 20, 2011. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made.  All page references refer to the filed Amendment.

General

Comment No. 1

As you know, Section 5 of the Securities Act of 1933 does not register securities but rather registers transactions, i.e. the sale or transfer of securities from one person to another.

In the case of the Company’s registration statement, there are two transactions which are being registered:

1.           The resale of the Company’s securities by certain selling shareholders; and

2.	The distribution of 31,250,000 shares of DNA Brands to the shareholders of DNA Beverage.

Ajay Koduri, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission

The resale of the Company’s securities by the selling shareholders is subject to Rule 415 since these sales will likely be made on a delayed or continuous basis.  However, the distribution of the shares of DNA Brands is not subject to Rule 415 because the distribution will be made promptly after the Company’s registration statement is declared effective.  Consequently, there is no requirement that the resale of these shares be made at a fixed price.

The persons who are receiving the distribution of the shares of DNA Brands are not underwriters because they are not acquiring the shares with a view to distribution.

Prior to the adoption of Regulation M, it was accepted that the term “distribution” meant a “public distribution” or a “public offering.”  In this regard, see “Louis Loss, Securities Regulation, CH.3.A.3.N.567 (3ED. 1989).”

When the Commission adopted Regulation M, the term “distribution” was defined for the first time. As defined in Regulation M, a distribution is an “offering of securities, whether or not subject to registration under the Securities Act that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”

After the distribution of the DNA Brand shares has been completed, no single person, with the exception of Darren Marks and Mel Leiner (both officers and directors of DNA Brands) will own more than 4.5% of the common stock of DNA Brands.  Only one person will hold such interest.  The second largest shareholder will own approximately 2.2%.  DNA Beverage’s shareholders who will receive the shares of DNA Brands, to the extent they plan to sell their shares at all, will sell their shares in ordinary transactions in the public market.  These shareholders will not use “special selling efforts” or “special selling methods” in connection with the sale of their shares in the public market.  Since the resale of their shares will not involve a “distribution”, these shareholders are not underwriters and may resell their shares pursuant to the exemption provided by §4(1) of the 1933 Act.

Mr. Marks and Mr. Leiner, as affiliates of DNA Brands, understand that any resale of their shares must be made in accordance with Rule 144.

Your position that DNA Brand’s shareholders who will receive the distribution of the shares from DNA Brands will be underwriters would mean that persons:

Ajay Koduri, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission

•	who acquired shares in an initial public offering, or
•	who acquired shares in a transaction registered by means of a registration on Form S-4,

would be underwriters and would be required to resell their shares by means of a separate registration statement. Such a position would of course result in an upheaval of biblical proportions in the U.S. securities markets.

Based upon the foregoing, it is our opinion that the resale of the shares of DNA Brands does not have to be made at a fixed price and that the shareholders who receive these shares will not be underwriters.

Selling Stockholders
(page 15)

Comment No. 2

The table in this section of the Prospectus has been revised to include the disclosure requested.  See page 15.

Distribution to the Shareholders of DNA Beverage
(page 17)

Comment No. 3

The requested information is included in the Amendment.  See page 17.

Summary Compensation Table
(page 42)
Comment No. 4

Footnote 4 to the Summary Compensation Table has been enhanced to include reference to FASB ASC Topic 718.  See page 42.

Ajay Koduri, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission

Rule 144
(page 46)

Comment No. 5

The disclosure in this section of the Prospectus has been enhanced to include all conditions under paragraph (i) of Rule 144 applicable to the Company.  See page 46.

Exhibits
Comment No. 6

As we discussed, the Company has filed all of the requested exhibits in its Form 10-K without including any redacted terms and does not wish to request confidential treatment.  Any relevant exhibits not included in the Form 10-K were included in Amendment No. 2.

Based on the foregoing responses to the staff's letter of comment, and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.  Additionally, we believe that, because of the completeness of the Amendment, an effective date of May 4, 2011, or as soon thereafter as practicable, is appropriate.  We intend to contact you prior to said date to confirm that you agree and thereafter, file a request for acceleration of effectiveness.

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey
For the Firm

cc:           D. Marks, President
DNA Brands, Inc.